Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Ghost Boards, Inc.
844 South 800 West Suite 209
Pleasant Grove, UT 84062
https://ghostboards.com/

Up to $1,234,948.71 in Common Stock at $12.23
Minimum Target Amount: $14,993.98

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Ghost Boards, Inc.
Address: 844 South 800 West Suite 209, Pleasant Grove, UT 84062
State of Incorporation: DE
Date Incorporated: October 11, 2011

Terms:

Equity

Offering Minimum: $14,993.98 | 1,226 shares of Common Stock
Offering Maximum: $1,234,948.71 | 100,977 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $12.23
Minimum Investment Amount (per investor): $244.60

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives

Time-Based Perks

Friends and Family Early Birds

Invest within the first 48 hours and receive 20% bonus shares

Super Early Bird

Invest within the first week and receive 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares

Volume-Based Perks

Beginner

Invest $500+ and receive 50% off any Ghost Board

Novice

Invest $1000+ and receive a free Ghost Board

Cruiser

Invest $2,500+ and receive a free Ghost Board with upgraded wheels and trucks

Skater

Invest $5,000+ and receive a free custom Ghost Board + a Ghost Swag Bag + 5% bonus shares

Freestyler

Invest $10,000+ and receive a free custom Ghost Board + a Ghost Swag Bag + Ghost Platinum Membership for a lifetime 25% off discount at Ghostboards.com + 10% bonus shares

Carver

Invest $25,000+ and receive a free custom Ghost Board + a Ghost Swag Bag + Ghost Platinum Membership for a lifetime 25% off discount at Ghostboards.com + 15% bonus shares

Shredder

Invest $50,000+ and receive a free trip for two to Utah to tour the Ghost Boards factory, design and build two custom boards, and ride them with Russ and Brent + Ghost Swag Bag + Platinum Membership + 15% bonus shares.

Loyalty Bonus

All previous customers that have pre-registered on the website will receive a 5% bonus share.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

**Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Ghost Boards, Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $12.23 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1,223. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Ghost Boards is a unique take on the traditional longboard. Our boards are clear and completely customizable, from the artwork engraved on the board to the truck colors and the type and color of the wheels. We make our boards to order each day, so our production schedule can easily be modified to accommodate any type of order, whether it be a custom board for an online customer or an order of 150 branded boards for a local business. We have a retail store in Utah where we can meet our customers and understand what they are looking for, and they can see and ride our unusual boards. We also have a wholesale business, and can provide our top-selling boards to retail stores all over the world, or custom designed boards to stores and business wanting to promote their brand.

Business Model

The company's business model is comprised of online sales - direct to consumer, wholesale - selling to stores for re-sell, b2b - work with custom orders for companies, retail - brick & mortar, and Amazon - online.

Intellectual Property

Ghost Boards, Inc. currently has a trademark application in process.

Corporate Structure

Ghost Boards, Inc. was initially organized as Marketing Fruit, LLC, a Utah limited liability company on October 11, 2011 and created a newly formed Utah limited liability company on July 29th, 2020, called Ghost Boards LLC. Then, on May 12th, 2023, Ghost Boards LLC converted to a DE C-Corp under the name Ghost Boards, Inc.

Competitors and Industry

Competitors

The top longboard manufacturers are Landyachtz, Gold Coast, Carver, Magneto, Sector 9, and Arbor. However, we believe there is no direct competition in customized or clear longboards.

Industry

The longboard industry is a niche segment of the skateboarding market, primarily catering to enthusiasts who enjoy cruising, downhill racing, and freestyling on longer and more stable boards compared to traditional skateboards. While specific market data can vary, some industry trends can be noted:

According to a market research report by Persistence Market Research, the global longboard market was valued at approximately $2 billion in 2020 and is expected to witness steady growth in the coming years.

The longboard industry has seen an increase in popularity, particularly among younger consumers and college students who use longboards for transportation and recreational purposes. In particular, it has risen in popularity since skateboarding has entered into an Olympic Sport. We are seeing more cities provide skate parks and trails that allow people to use. Longboarding has grown from being a kid sport to fitting into all ages groups and making this a family outing and part of transportation throughout the cities.

Sources:

https://stokedrideshop.com/blogs/stoked-school/skateboarding-popularity

https://www.nrpa.org/parks-recreation-magazine/2018/may/skateboarding-popularity-is-growing-get-ahead-of-the-curve/

https://www.cnn.com/2016/05/27/health/longboarding-bend-beatdown-fit-nation/index.html

https://www.skateboardershq.com/skateboard-statistics-facts/

Persistence Market Research: https://www.persistencemarketresearch.com/

Current Stage and Roadmap

Current Stage

We are currently in-market with our product. We operate a brick and mortor retail store in Lehi, Utah. Online sales have been in operation 2017. Retail store opened June of 2021. In 2022, about 70% of our sales came from our website, about 18% came from our retail store, and about 12% came from wholesale orders to other retailers.

Future Roadmap

Ghost Boards is currently working on expanding our wholesale business. We have signed with a couple of sales rep groups, one on the East Coast and one on the West Coast, in order to grow this branch of our business. We have also partnered with several independant sales reps with experience in the skate/surf industry. In addition, Ghost Boards is looking to grow into a worldwide manufacturer of more than just longboards. We want to bring Snowboards & Wakesurf boards to the market. Nothing is cooler than clear LED longboards, surfboards, snowboards. Help us grow our exciting company into a worldwide brand.

The Team

Officers and Directors

Name: David Brent Johnson

David Brent Johnson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President
  Dates of Service: April, 2017 - Present
  Responsibilities: Brent is the creative director, responsible for board design and apparel design. He also manages the production, assembly and shipping of longboards. Brent receives $72,000 in annual salary plus bonuses based on sales. Brent owns 26.67% of the equity in the company.

- Position: Secretary
  Dates of Service: May, 2023 - Present
  Responsibilities: Minutes and record keeping

- Position: Board Member
  Dates of Service: May, 2023 - Present
  Responsibilities: Serve on the board of directors.

Name: Russell Dee Warner

Russell Dee Warner's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer
  Dates of Service: January, 2011 - Present
  Responsibilities: Russ is the CEO of Ghost Boards. He manages the overall business operations, vision, and path. Russ receives an annual salary of $72,000. Russ owns 73.33% of the equity in the company.

- Position: Chief Financial Officer
  Dates of Service: May, 2023 - Present
  Responsibilities: Financials and inventory

- Position: Board Member
  Dates of Service: May, 2023 - Present
  Responsibilities: Serve on the board of directors.

Other business experience in the past three years:

- Employer: City First Mortgage Services, LLC
  Title: National Sales Director
  Dates of Service: August, 2016 - Present
  Responsibilities: Russ's responsibilities are to meet with department heads and receive their reports regarding onboarding and new hires.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the longboard and skateboard industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service. Our revenues are therefore dependent upon the market for longboards and skateboards.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority

shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or

for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Russell Dee Warner	525,000	Common Stock	75.0%
David Brent Johnson	175,000	Common Stock	25.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 100,977 of Common Stock.

Common Stock

The amount of security authorized is 1,050,000 with a total of 700,000 outstanding.

Voting Rights

One vote per share. Please see Voting Rights of Securities Sold in this Offering for additional information.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 700,000
  Use of proceeds: Conversion of founder membership units to founder common stock upon entity conversion from LLC to C-Corp
  Date: May 12, 2023
  Offering exemption relied upon: Section 3(a)(9)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $2,580,608 compared to $1,267,798 in fiscal year 2022.

The decline in revenue can be attributed to a few factors. The skateboard/longboard market as a whole was in decline during 2022, primarily due to high inflation with groceries, utilities and gasoline and the corresponding decrease in discretionary income. Smaller factors include our rebrand from Ghost Longboard to Ghost Boards, some confusion with the launch of our new website, and some supply-chain issues.

Cost of sales

Cost of Gross Sales for fiscal year 2021 was $1,454,920 compared to $383,898 in fiscal year 2022.

Decrease because the company was re-organized from Ghost Long Board to Ghost Boards. We spent the year on changing company name, focus, and preparing to build wholesale business.

Gross Margins

Gross margins for fiscal year 2021 were $2,452,906.64 compared to $1,024,861.73 in fiscal year 2022.

$2,580,608 - 1,454,920 / 2,580,608 = .4362

$1,227,095 - 383,898 / 1,227,095 = .6871

Gross margins increased from 2021 to 2022 due to a variety of factors: Reduction in cost of materials, reduction in payroll expense due to fewer employees and increased efficiencies, elimination of outsourcing manufacturing costs, and the lack of start-up costs like those incurred in 2021.

Expenses

Expenses for fiscal year 2021 were $839,207 compared to $560,437 in fiscal year 2022.

Expenses were less in 2022 because the reduction in sales led to fewer employee, maintenance and upkeep, and operating costs than we had in 2021.

Historical results and cash flows:

The Company is currently in the growth mode. We have made the adjustments to our cost per board, organized flow of our operations, and streamlined our processes. We have spent cashflow on inventory and built out of our retail and wholesale channels.

We anticipate returning to previous levels of profitability. We experienced a decrease in sales in 2022 due to high inflation and the accompanying decrease in disposable income - a trend that was felt across the sporting goods industry - but anticipate that sales will rebound as we grow our wholesale and B2B marketplaces. As we increase our visibility in the eyes of consumers by expanding our retail presence, we expect that sales and income will increase. We believe we are poised for growth with a new website, Amazon makeover, and wholesale rep groups.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 2023, the Company has capital resources available in the form of cash in the bank, and ownership line of credit for growth The funds from this raise will assist in the inventory purchase and operating cash flow for the company to grow into the next level.

Cash on hand at the end of June 2023 is $23,016

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the inventory needed, and launch of the wholesale channel to expand quickly in our wholesale business. The funds are also necessary for R&D expansion.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. We can continue our business as is without these funds, but we are dependant on them for future growth.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate as we currently are. We will continue with our online, retail, B2B and wholesale business, but will not have the capital necessary to expand wholesale like we would like, nor to work on future product R&D as anticipated.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for several years, and grow into the next level of profits and growth. First expense will be to purchase $250,000 of inventory, that gives us enough parts for 12 months of products. We will also spend $100,000 on R&D on new product designs in the first 12 months. $250,000 is for launching our wholesale business across all 50 states and into Australia.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- Creditor: Advanced Machinery Systems, Inc.
  Amount Owed: $43,433.68
  Interest Rate: 5.06%
  Maturity Date: June 30, 2025

The Company has entered into a financing lease agreement with Advanced Machinery Systems, Inc. for renting the equipment. The lease periods expiring in June 30, 2025. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreement generally does not contain any material residual value guarantees or material restrictive covenants. Amount owed calculated as of 12/31/2022.

- Creditor: Wildcat Business Park LLC
  Amount Owed: $248,864.00
  Interest Rate: 0.0%
  Maturity Date: August 31, 2025
  The Company has entered into an operating lease agreement with Wildcat Business Park LLC to rent the industrial warehouse space located at 844 South 800 West, Suite 209, Pleasant Grove, UT 84062. The lease period expire on August 31, 2025. Amount owed calculated as of 12/31/2022.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $8,561,000.00

Valuation Details:

The Company has calculated this pre-money valuation internally without the use of any formal independent third party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has Common Stock outstanding. The Company has no outstanding options, warrants, or other securities with a right to acquire shares. The Company does not have any shares reserved for issuance under a stock plan.

We believe Ghost Boards is valued at $8,560,000. This valuation is based upon several key components including the value of the company's assets, recent sales and recognition, and market growth and trends.

Sales Multiplier

The last 3 years combined sales are 7.9 million, giving an average of $2.63M per year. We then apply the manufacturing sales multiplier of 3x. $2.6M x 3 = $7.9M. We then added the value of inventory that is paid for ($660k) for a total value of about $8,560,000.

The Value of the Company's Assets

We believe the sum of the below three assets are valued at $8,575,000 dollars.

Customizable Boards: The company offers clear longboards that can be personalized extensively, allowing customers to choose the artwork, truck colors, and type and color of the wheels. This level of customization sets them apart from traditional longboard manufacturers.

Agile Production Schedule: The company manufactures boards to order on a daily basis, providing flexibility in accommodating different types of orders. Whether it's fulfilling custom board requests from online customers or catering to local businesses, they can easily adjust their production schedule accordingly.

Retail and Wholesale Presence: The company operates a retail store in Utah, which serves as a physical space for customers to interact with their unique boards, providing valuable insights into customer preferences. Additionally, they have a wholesale business model, supplying their top-selling boards to retail stores worldwide and creating custom-designed boards for businesses looking to promote their brands.

Recent Sales and Recognition

The company's recent fiscal year sales of $1,271,231.58 indicate a growing customer base and market demand for their unique take on the traditional longboard. The company has gained recognition by being invited to appear on Channel 4 ABC TV multiple times and participating in prestigious events like the Teen Oscar Awards, which has helped to enhance their brand visibility and reputation. We value the branding and social media presence at the 3% over a 3 yr average.

Market Growth and Trends

The skateboarding industry has experienced steady growth, with an estimated global market value of $4.8 billion in 2020. Skateboarding has a strong appeal to the youth demographic, with approximately 85% of skateboarders falling between the ages of 6 and 18. The industry has seen an increase in female skateboarders, with women accounting for around 20% of the total skateboarding population, with Ghost Boards far exceeding that percentage - over 50% of Ghost Boards are sold to women. Online retail has become a significant channel for skateboard sales, accounting for approximately 20% of all skateboard purchases. We believe the market growth shows an increasing revenue opportunity.

Sources: https://www.skateboardershq.com/skateboard-statistics-facts/

Source for 50% women statistic: Ghost Board sales Jan-Apr 2023. Ghost Boards social media engagement at 60/40 women to men Jan-Mar 2023

Source: https://morganandwestfield.com/knowledge/business-valuation-methods-in-a-nutshell/

Source: https://www.calcxml.com/do/business-valuation?skn=#results

Source: https://www.communityamerica.com/calculators/business-valuation

Use of Proceeds

If we raise the Target Offering Amount of $14,993.98 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- StartEngine Service Fees
  94.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $1,234,948.71, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- Research & Development
  20.0%
  We will use 20% of the funds raised for market and customer research, new product development and market testing.
- Inventory
  25.0%
  We will use 25% of the funds raised to purchase inventory for the Company's longboard manufacturing in preparation of expansion of wholesale and B to B businesses.
- Company Employment
  4.5%
  We will use 4.5% of the funds to hire key personnel for daily operations, including the following roles: Manufacturing, Administration, and Sales and Marketing. Wages to be commensurate with training, experience and position.
- Working Capital
  44.0%
  We will use 44% of the funds for working capital to cover expenses for wholesale and B to B business growth as well as ongoing day-to-day operations of the Company.
- StartEngine Service Fees
  1.0%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://ghostboards.com/ (ghostboards.com/AnnualReports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/ghostboards

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Ghost Boards, Inc.

[See attached]

GHOST BOARDS LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Ghost Boards LLC
Pleasant Grove, Utah

We have reviewed the accompanying financial statements of Ghost Boards LLC (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of members' equity (deficit), and cash flow for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

May 11, 2023
Los Angeles, California

GHOST BOARDS LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,	2022	2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 76,514	$ 219,307
Accounts Receivable, net	17,291	10,330
Inventory	495,257	665,416
Prepaids and Other Current Assets	18,099	1,325
Total Current Assets	**607,161**	**896,379**
Intangible Assets	7,248	-
Security Deposit	8,000	8,000
Right-of-Use Assets	233,923	54,998
Total Assets	**$ 856,332**	**$ 959,377**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 2,232	$ 1,609
Credit Cards	31,999	14,347
Promissory Notes and Loans	114,882	-
Other Current Liabilities	8,793	13,156
Total Current Liabilities	**157,907**	**29,112**
Right-of-Use Lease, Operating Lease	248,864	54,998
Total Liabilities	**406,772**	**84,111**
MEMBERS' EQUITY		
Members' Equity	449,560	875,266
Total Members' Equity	**449,560**	**875,266**
Total Liabilities and Members' Equity	**$ 856,332**	**$ 959,377**

See accompanying notes to financial statements.

GHOST BOARDS LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 1,267,798	$ 2,580,608
Cost of Goods Sold	888,898	833,160
Gross Profit	378,900	1,747,447
Operating Expenses		
General and Administrative	405,708	652,909
Sales and Marketing	154,729	186,298
Total Operating Expenses	560,437	839,207
Operating Income/(Loss)	(181,538)	908,241
Interest Expense	42,564	26,000
Other Loss/(Income)	53,663	116,588
Income/(Loss) before provision for income taxes	(277,764)	765,653
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (277,764)**	**$ 765,653**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2020	**$**	**379,113**
Capital Distribution		(269,499)
Net Income/(Loss)		765,653
Balance—December 31, 2021	**$**	**875,266**
Capital Distribution		(131,973)
Introduction of New Lease standard		(15,968)
Net Income/(Loss)		(277,764)
Balance—December 31, 2022	**$**	**449,560**

See accompanying notes to financial statements.

GHOST BOARDS LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Income/(Loss)	$	(277,764)	$	765,653
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Amortization of Intangibles		1,750		-
Other expense related to ROU		(1,027)		
Changes in operating assets and liabilities:				
Accounts Receivable, net		(6,961)		(10,330)
Inventory		170,159		(660,963)
Prepaids and Other Current Assets		(16,774)		17,120
Accounts Payable		623		1,609
Credit Cards		17,652		14,347
Other Current Liabilities		(4,363)		(2,571)
Security Deposit		-		(8,000)
Net cash provided/(used) by operating activities		**(116,705)**		**116,864**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible Assets		(8,998)		-
Net cash provided/(used) in investing activities		**(8,998)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Distribution		(131,973)		(269,499)
Borrowing on Promissory Notes and Loans		114,882		-
Net cash provided/(used) by financing activities		**(17,091)**		**(269,499)**
Change in cash		(142,794)		(152,635)
Cash—beginning of year		219,307		371,942
Cash—end of year	**$**	**76,514**	**$**	**219,307**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	42,564	$	26,000
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Ghost Boards LLC was formed on October 11, 2011 in the state of Utah as Marketing Fruit, LLC dba Ghost Long Board. On July 29, 2020 the Ghost Board DBA was created and on January 6, 2021 it changed its entity type from DBA to LLC. The financial statements of Ghost Boards LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Pleasant Grove, Utah.

Ghost Boards LLC manufactures clear acrylic longboards at its factory in Pleasant Grove, UT and sells them on its website, Amazon, in its retail store near Salt Lake City, UT, and it wholesales boards to skate and surf shops, boutiques, toy stores, hotels, and colleges throughout the U.S. We also have experience working with businesses to put their brand on our boards for retail and promotional purposes.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to trucks, wheels and other inventory assets which are determined using a Specific Identification method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Machinery & Equipment	3 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its website development which will be amortized over the period of three years.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2022 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: The Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its clear acrylic longboards.

Cost of sales

Costs of goods sold include the cost of materials, components, warehouse manufacturing supplies, freight, shipping, direct labor expenses, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $154,729 and $186,298, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 11, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, *leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles, and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022, to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022, and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases. The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

The cumulative effects of the changes made to our condensed consolidated balance sheet as of the beginning of 2022 as a result of the adoption of the accounting standard update on leases were as follows:

	As filed December 31, 2021	Recognition of Operating Leases	Total Effects of Adoption	With effect of lease accounting standard update January 1, 2022
Assets				
Right of Use Asset, net	$ -	$ 307,166	$ 307,166	$ 307,166
Liabilities				
Current Portion of Lease Obligation	-	74,269	74,269	$ 74,269
Lease Obligation	-	248,864	248,864	$ 248,864
Deferred Rent Current	-	-	-	$ -
Deferred Rent Non-current	-	-	-	$ -
Equity				
Retained Earnings	-	(15,968)	(15,968)	$ (15,968)
Total	$ -	$ -	$ -	$ -

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2022	2021
Trucks	$ 148,176	$ 157,937
Wheels	186,809	120,609
Other Inventory	160,272	386,871
Total Inventory	**$ 495,257**	**$ 665,416**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of December 31,	2022	2021
Prepaid Expenses	$ 18,099	$ 1,325
Total Prepaids and Other Current Asset	**$ 18,099**	**$ 1,325**

Other current liabilities consist of the following items:

As of December 31,	2022	2021
Accrued Payroll	$ 2,766	$ 4,749
Shopify Gift Card Liability	2,731	2,490
Sales Tax Liability	3,296	4,117
Accrued Expenses	-	1,800
Total Other Current Liabilities	**$ 8,793**	**$ 13,156**

5. INTANGIBLE ASSETS

As of December 31, 2022, and December 31, 2021, intangible asset consists of:

As of Year Ended December 31,	2022	2021
Website Development	$ 8,998	$ -
Intangible assets, at cost	**8,998**	**-**
Accumulated Amortization	(1,750)	-
Intangible Assets, Net	**$ 7,248**	**$ -**

Entire intangible assets have been amortized. Amortization expenses for intangible assets for the fiscal year ended December 31, 2022 and 2021 were in the amount of $1,750 and $0 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period		Amortization Expense
2023	$	2,999
2024		2,999
2025		1,250
2026		-
Thereafter		-
Total	**$**	**7,248**

6. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2022	
Member's name	**Ownership Percentage**
Russell Warner	75.0%
Brent Johnson	25.0%
TOTAL	**100.0%**

7. DEBT

Leases

The Company has entered into an operating lease agreement with Wildcat Business Park LLC to rent the industrial warehouse space located at 844 South 800 West, Suite 209, Pleasant Grove, UT 84062. The lease periods expiring in August 31, 2025. Also, the Company has entered into a financing lease agreement with Advanced Machinery Systems, Inc. for renting the equipment. The lease periods expiring in June 30, 2025. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreement generally does not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to leases is as follows:

		December 31, 2022
Lease Liability		
Beginning Balance	$	323,134
Additions	$	-
Lease Payments		(74,269)
Balance at end of period	$	248,864

The aggregate minimum annual lease payments under operating lease in effect on December 31, 2022, are as follows:

	December 31, 2022
2023	$ 104,926
2024	107,522
2025	69,771
2026	-
2027	-
Thereafter	-
Total	**$ 282,219**

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2022 Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	For the Year Ended December 2021 Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Shopify Capital Loan	$ 100,000	8.00%	07/01/2022	06/26/2023	$ 4,011	$ 4,011	$ 43,729	$ -	$ 43,729	$ -	$ -	$ -	$ -	$ -
PayPal Loan	$ 100,000	11.59%	09/06/2022	09/06/2023	$ 3,682	$ 3,682	$ 71,154	$ -	$ 71,154	$ -	$ -	$ -	$ -	$ -
Total	$ 200,000				$ 7,693	$ 7,693	$ 114,882	$ -	$ 114,882	$ -	$ -	$ -	$ -	$ -

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 114,882
2024	-
2025	-
2026	-
Thereafter	-
Total	**$ 114,882**

8. RELATED PARTY

There are no related party transactions.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through May 11, 2023 the date the financial statements were available to be issued.

On May 11, 2023, the company underwent a formal conversion from a limited liability company (LLC) to a Delaware Corporation. The converted entity is now authorized to issue a total of 1,050,000 shares of common stock, each with a par value of $0.0001 per share. As of May 11, 2023, the company had already issued and had outstanding a total of 700,000 shares of common stock.

There have been no events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $181,538, an operating cash flow loss of $116,705, and liquid assets in cash of $76,514, which less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Ghost Boards is not live or open to the public at this moment.

GET A PIECE OF GHOST BOARDS

Light ‘em Up, Ride ‘em Long

Ghost Boards offers unique, customizable clear longboards. With a diverse business model encompassing online sales, wholesale, B2B, retail, & Amazon, the company has ...

Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


GHOST
BOARDS
LIGHT ‘EM UP,
RIDE ‘EM LONG

$0 Raised

Invest Now
$12.23 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$244.60	$8.56M

REASONS TO INVEST

- Ghost Boards customizes each aspect of your longboard, from artwork to truck colors & wheels. Our Utah retail store & website offer clients flexible production schedules catering to individual & bulk orders.
- We excel in our online sales, wholesale to retailers, B2B custom orders, & brick-and-mortar retail. We capitalize on the growing popularity of skateboarding & longboarding, catering to all genders & ages globally.
- Our award-winning company has manufactured for the likes of the Utah Jazz, & we've secured rave press & client reviews. Our goal is to expand into other boarding markets like snowboarding & wakesurfing.

THE PITCH

Where Creativity Meets Adventure

Unleash your creativity on our unique, customizable clear acrylic longboards. From engraved artwork to custom truck colors and wheels, every detail of Ghost Boards’ longboards are tailored to your style. With a retail store in Utah and worldwide shipping, we’ve captured the hearts of skaters of all ages.


UNLEASH YOUR
CREATIVITY ON
OUR UNIQUE,
CUSTOMIZABLE
LONGBOARDS.

THE OPPORTUNITY

One-of-a-Kind Boards for Unique Rides

Ghost Boards has mastered the art of online sales, connecting directly with consumers who crave unique, artistic experiences on their rides. But we don't stop there. Ghost Boards also thrives in the wholesale market, supplying retail stores worldwide with our top-selling boards. Our B2B expertise shines through as we collaborate with companies, crafting custom orders that promote their brands. And for those seeking an in-person experience, our retail store provides a physical space to explore and ride our extraordinary boards. With a presence on Amazon and a strategic influencer marketing program, Ghost Boards reaches a global audience with style and finesse. As industry leaders with three decades of sales, leadership, and design experience, we are driven by our passion to create and share a truly one-of-a-kind product with the world.



We believe we are poised for growth. Our brand's unwavering commitment to empowering employees and providing a safe working environment has fostered a team that's ready to tackle new horizons. As we expand our reach, we plan to introduce clear LED longboards, surfboards, and even snowboards, pushing the boundaries of action sports. Ghost Boards prides itself on being more than just a business; we're a force for good. Through philanthropic initiatives, we've raised funds for Make-A-Wish and have offered scholarships to support education. By encouraging families to come together and by promoting outdoor activities, we address the modern challenge of excessive screen time, inviting people to exercise with style.

Ghost Boards is not just a brand; it's a movement.


Engraved artwork
Custom truck colors
Wheels of your choice

Ghost Boards connects directly with consumers who crave unique, artistic experiences on their rides.

Popularity in Skateboarding and Longboarding is on the Rise

With skateboarding now an Olympic sport, its popularity has soared, and cities are investing in skate parks and trails to meet the demand. Longboarding has transcended age barriers, becoming a favorite activity for families and a practical mode of transportation in urban areas. Ghost Board's target market spans from age 3 to 60, with a particular stronghold in warmer climate cities, but with sales from Canada to Russia, Ghost Boards is popular in colder areas as well. Our company believes growth opportunities are vast, as we cater to B2B clients seeking logo-branded boards for employee incentives, prizes, and customer gifts. Additionally, our customizable designs make us a sought-after wholesale partner, catering to retailers' specific needs. Embracing our global reach, we've shipped boards to destinations such as Australia, China, Canada, and the UK, securing a worldwide market presence.

Ghost Boards has gained remarkable traction and achieved exciting milestones. Our company has successfully executed B2B collaborations, including the production of 150 boards for the esteemed Utah Jazz, showcasing our ability to deliver high-volume custom orders. With a strategic focus on wholesale, we've launched a dedicated sales team to expand our coast-to-coast retail availability. In the digital realm, the company has undergone a rebranding with a new website, logo, and name at www.ghostboards.com. Ghost Boards' innovative approach has garnered recognition, including an Innovative Award from the Pleasant Grove Chamber of Commerce and multiple appearances on Channel 4 ABC TV. We've captivated audiences through podcasts and garnered media coverage with four articles highlighting our brand. Additionally, our participation in the Teen Oscar Awards exemplifies our rising prominence. With an extensive collection of positive Google reviews and heartfelt testimonials, Ghost Boards has established a solid customer base.



Produced 150 boards for Utah Jazz
Launched a dedicated sales team to expand coast-to-coast retail availability
Recognized by the Pleasant Grove Chamber of Commerce
Appearances on Channel 4 ABC Utah
Participated in the Teen Oscar Awards



GHOST BOARDS
Sister approved!
Reviewed in the United States on July 12, 2018
Color: 48" Pintail Riptide | Size: White Trucks Blue Wheels | Verified Purchase
Got this as a birthday gift for my sister (bc she really likes my jellyboard) and she loves this board! It's longer than I expected, shame on me for not reading the description, but it's no big deal. Better to "surf" on she says. I def need to order another one for myself bc this is amazing. We especially love the light up wheels. Shipping was great! I'd definitely recommend

**These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

WHY INVEST

Join the Ghost Boards Revolution

Invest in Ghost Boards and become part of a movement that's revolutionizing the skateboarding and longboarding industry. With our unique, customizable longboards, Ghost Boards allows riders to unleash their creativity and ride in style. Whether it's engraved artwork, custom truck colors, or wheels of your choice, every detail is tailored to your preferences. Our brand has captured the hearts of skaters of all ages, with a strong presence in markets throughout the world. From online sales to wholesale partnerships and B2B collaborations, Ghost Boards has proven their ability to thrive in various sales channels. With our expansion plans to introduce clear LED longboards, surfboards, and snowboards, the possibilities are endless. Support an exceptional brand that not only delivers an exceptional product but also gives back to the community and promotes a healthy, active lifestyle.


GHOST BOARDS IS NOT JUST A BRAND; IT'S A MOVEMENT.

ABOUT

HEADQUARTERS
844 South 800 West Suite 209
Pleasant Grove, UT 84062

WEBSITE
View Site

Ghost Boards offers unique, customizable clear longboards. With a diverse business model encompassing online sales, wholesale, B2B, retail, & Amazon, the company has gained traction through influencer marketing & press features.

TEAM



Russell Dee Warner
Chief Executive Officer, Chief Financial Officer & Board Member

Grew up in Utah, with a love for skateboarding as a kid. I have the opportunity to share my love with my wife Sarah and 3 children by sharing our amazing boards with the world. I am passionate about growing companies and creating a family friendly environment and product.



David Brent Johnson
President, Secretary & Board Member

Brent Johnson is the President of Ghost Boards. He has a BFA in Industrial Design from Brigham Young University and has work experience in automotive and product design and prototyping, fiberglass manufacturing, trade show booth design and construction, and CNC router design and programming. Brent currently oversees the design and production of standard and custom Ghost Boards as well as acting as creative director of the brand. He enjoys music, cars and furniture building, as well as spending time with his family.

TERMS

Ghost Boards

Overview

PRICE PER SHARE
$12.23

VALUATION
$8.56M

DEADLINE
Dec 8, 2023

FUNDING GOAL
$15k - $1.23M

Breakdown

MIN INVESTMENT
$244.60

OFFERING TYPE
Equity

MAX INVESTMENT
$499,999.09

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
1,226

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
100,977

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives

Time-Based Perks

Friends and Family Early Birds

Invest within the first 48 hours and receive 20% bonus shares

Super Early Bird

Invest within the first week and receive 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares

Volume-Based Perks

Beginner

Invest $500+ and receive 50% off any Ghost Board

Novice

Invest $1000+ and receive a free Ghost Board

Cruiser

Invest $2,500+ and receive a free Ghost Board with upgraded wheels and trucks

Skater

Invest $5,000+ and receive a free custom Ghost Board + a Ghost Swag Bag + 5% bonus shares

Freestyler

Invest $10,000+ and receive a free custom Ghost Board + a Ghost Swag Bag + Ghost Platinum Membership for a lifetime 25% off discount at Ghostboards.com + 10% bonus shares

Carver

Invest $25,000+ and receive a free custom Ghost Board + a Ghost Swag Bag + Ghost Platinum Membership for a lifetime 25% off discount at Ghostboards.com + 15% bonus shares

Shredder

Invest $50,000+ and receive a free trip for two to Utah to tour the Ghost Boards factory, design and build two custom boards, and ride them with Russ and Brent + Ghost Swag Bag + Platinum Membership + 15% bonus shares.

Loyalty Bonus

All previous customers that have pre-registered on the website will receive a 5% bonus share.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Owners' Bonus

Ghost Boards, Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $12.23 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1,223. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company will not incur any irregular use of proceeds.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Ghost Boards.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

I'm Brent

And I'm Russ

And we founded Ghost Longboards in 2017!

Before Ghost, longboards were made of wood and were black on top and printed on the bottom, and they came with whatever wheels and trucks the longboard company decided put on it.

A Ghost longboard is different. It's clear and completely customizable, with lots of shapes, designs and colors to choose from. When you buy a Ghost, you make it entirely yours – choose your deck and design, add LED lighting if you want, and choose from over 30 different colors and varieties of wheels and trucks.

Want to push it even further? We can engrave your original artwork on your board. Want to add color? We've made dozens of boards with colored resin. Want a coffin-shaped board? We've done it. A guitar-shaped board? Done that too. A taco? We've even done that.

We've also teamed up with artists all over the country to sell unique and one of a kind boards, artists like Grace Bell, Madd Hatter Customz, and Steve Adam. We make all our boards here in Pleasant Grove, Utah and they're cut to order and built each day. We have amazing employees and they're a big reason why Ghost is a great place to work. We can easily make a custom board for someone in Singapore or 150 boards for the Utah Jazz. We have sold boards to happy customers from Australia to Anaheim, Morocco to Montreal.

In 2021 we rebranded as Ghost Boards because we saw the chance to expand our business into new markets. We are looking for partners who want to help us grow our B to B and wholesale business, and help us reach into other boarding markets like snowboarding and wake surfing.

Ghost Boards just launched new website that was designed to showcase our products better and increase average transaction prices. We have our own retail store near Salt Lake City, Utah where we can meet fans and customers and learn about styles and trends. And we have a huge Instagram following with over 300,000 followers.

You can also find a Ghost in large retail stores like Ron Jon Surf Shop and Saks Fifth Avenue; small skate and surf shops in the South; toy stores and boutiques in the Midwest; and even grocery stores in the western United States.

We started Ghost because we wanted to make a fun outdoor product that would appeal to individuals and families, and we feel like we have done just that. Now we are ready to build on that goodwill by reaching out to businesses with our branding opportunities, increasing our wholesale sales force and jumpstarting new product R and D. We believe this is a great time to join Ghost Boards and help us ride to the next level.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Exhibit G

Test The Waters Materials

(See attached)


GHOST
BOARDS
30" Wheel Cut
36" Surfer
40" Wheel Cut
40" Platypus Drop Through
40" Platypus
48" Dancer
48" Pintail

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GHOST BOARDS

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Price Per Share: $12.23 - Min Investment: $500

Investment Incentives

Friends and Family Early Birds - Invest within the first 48 hours and receive 20% bonus shares

Super Early Bird - Invest within the first week and receive 15% bonus shares

Early Bird Bonus - Invest within the first two weeks and receive 10% bonus shares

Volume-Based Perks

Beginner - Invest $500+ and receive 50% off any Ghost Board

Novice - Invest $1000+ and receive a free Ghost Board

Cruiser - Invest $2,500+ and receive a free Ghost Board with upgraded wheels and trucks

Skater - Invest $5,000+ and receive a free custom Ghost Board + a Ghost Swag Bag + 5% bonus shares

Freestyler - Invest $10,000+ and receive a free custom Ghost Board + a Ghost Swag Bag + Ghost Platinum Membership for a lifetime 25% off discount at Ghostboards.com + 10% bonus shares

Carver - Invest $25,000+ and receive a free custom Ghost Board + a Ghost Swag Bag + Ghost Platinum Membership for a lifetime 25% off discount at Ghostboards.com + 15% bonus shares

Shredder - Invest $50,000+ and receive a free trip for two to Utah to tour the Ghost Boards factory, design and build two custom boards, and ride them with Russ and Brent + Ghost Swag Bag + Platinum Membership + 15% bonus shares.

GHOST BOARDS

We plan to launch a crowdfunding campaign on StartEngine - be the first to hear about it here







Loyalty Bonus

All Testing the Waters Reservations Holders and previous customers that have pre-registered on the website will receive a 5% bonus share.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.*

No money or other consideration is being solicited, and if sent in response, will not be accepted. no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. an indication of interest involves no obligation or commitment of any kind. "reserving" securities is simply an indication of interest.

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Ghost Long Board

844 S. 800 W., Suite 209

Pleasant Grove UT 84062

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GHOST BOARDS


REBORN/REDEEM




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Double Birds

We plan to launch a campaign on StartEngine! Since you have signed up we will notify you when we launch!


30" Wheel Cut
36" Surfer
40" Wheel Cut
40" Platypus Drop Through
40" Platypus
48" Dancer
48" Pintail

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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844 S. 800 W., Suite 209

Pleasant Grove UT 84062

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BOARDS





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Interested in investing in Ghost Boards in the future? We plan to launch a campaign on StartEngine! Get notified early here!





Sign up here to receive the first notifications of our offering on StartEngine.

No money or other consideration is being solicited, and if sent in response, will not be accepted. no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. an indication of interest involves no obligation or commitment of any kind. "reserving" securities is simply an indication of interest.

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844 S. 800 W., Suite 209

Pleasant Grove UT 84062

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"We are are exploring offering the opportunity to invest in Ghost Boards, Inc. to our friends, family, and loyal customers through crowd funding. Sign up to express your interest in future fundraising and marketing communications below if you would be interested in this opportunity.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

SIGN UP TO BE THE FIRST TO INVEST



NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

*WE ARE ARE EXPLORING OFFERING THE OPPORTUNITY TO INVEST IN GHOST BOARDS, INC. TO OUR FRIENDS, FAMILY, AND LOYAL CUSTOMERS THROUGH CROWD FUNDING. SIGN UP TO EXPRESS YOUR INTEREST IN FUTURE FUNDRAISING AND MARKETING COMMUNICATIONS BELOW IF YOU WOULD BE INTERESTED IN THIS OPPORTUNITY.

SIGN UP TO BE THE FIRST TO INVEST



NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

*WE ARE ARE EXPLORING OFFERING THE OPPORTUNITY TO INVEST IN GHOST BOARDS, INC. TO OUR FRIENDS, FAMILY, AND LOYAL CUSTOMERS THROUGH CROWD FUNDING. SIGN UP TO EXPRESS YOUR INTEREST IN FUTURE FUNDRAISING AND MARKETING COMMUNICATIONS BELOW IF YOU WOULD BE INTERESTED IN THIS OPPORTUNITY.